AMTD IDEA Group

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

August 4, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Austin Pattan

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD IDEA Group (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-39006

Dear Ms. Gowetski and Mr. Pattan,

This letter sets forth the Company’s response to the comments contained in the letter dated July 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 120

1.

We note your statement that you reviewed the Company’s register of members and public filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, based on an examination of the Company’s register of members as of April 28, 2023 and the Schedule 13Gs and Schedule 13Ds and their respective amendments thereto filed by the Company’s major shareholders, except for AMTD Group Inc. and Infinity Power Investments Limited, no other shareholder beneficially owns 5% or more of the Company’s total issued and outstanding ordinary shares. The Company is controlled by AMTD Group Inc., which beneficially owns 39.6% of the total issued and outstanding ordinary shares of the Company, representing 85.5% of the total voting power of the Company. Infinity Power Investments Limited is wholly owned by Dr. Calvin Choi, the founder of the Company, and owns 32.9% of the issued and outstanding shares of AMTD Group Inc. and 16.2% of the total issued and outstanding ordinary shares of the Company. Based on a certification provided by AMTD Group Inc. to the Company (the “AMTD Group Certification”), none of the shareholders of AMTD Group Inc. is owned or controlled by a government entity of China. Based on the foregoing, the Company believes that it is not owned or controlled by a government entity of China and that the government entities in China do not have a controlling financial interest in the Company.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of April 28, 2023, its shareholders includes: (i) The Bank of New York Mellon, (ii) AMTD Group Inc., AMTD Assets Alpha Group, and AMTD Education Group, (iii) Infinity Power Investments Limited, and (iv) certain institutional and individual investors. To the best of the Company’s knowledge, no government entities in the Cayman Islands owns any share of the Company.

•

The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and Schedule 13Ds and their respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a government entity in the Cayman Islands.

•

AMTD Group Inc. owns 80.1% and 100.0% of the outstanding share capital of AMTD Assets Alpha Group and AMTD Education Group, respectively. Based on the AMTD Group Certification, no government entities in the Cayman Islands owns any share of the AMTD Group Inc., AMTD Assets Alpha Group, or AMTD Education Group.

•	Infinity Power Investments Limited is wholly owned by Dr. Calvin Choi.

•

In respect of the other institutional and individual investors, which comprise the Company’s pre-IPO investors and PIPE investors after the listing of the Company, based on due diligence exercises carried out by the Company in connection with their investment, none of these investors is owned or controlled by a government entity in the Cayman Islands.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Communist Party of China. Each director has confirmed that he or she is not an official of the Communist Party of China or affiliated with committees of the Communist Party of China in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire.

With respect to the directors of the Company’s operating entities, the Company respectfully submits to the Staff that as part of their employment onboarding process, these directors are required to provide their background information, including any party affiliation, to the Company and they have all confirmed that they are not members of the Communist Party of China. The Company has emphasized to these directors that providing accurate background information is a condition of their employment and they have represented to the Company, in their employment agreements, that the information they provided to the Company is true and accurate. Each of such directors has also provided a written confirmation to the Company that he or she is not an official of the Communist Party of China or affiliated with committees of the Communist Party of China and has certified the accuracy of his or her response.

Based on the foregoing, the Company believes that none of the members of the board of directors of the Company and its operating entities is an official of the Communist Party of China and that it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission.

3.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for solely for “AMTD IDEA Group.” We also note that your list of principal subsidiaries and consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that the Company does not have or otherwise use any VIE and all entities listed in Exhibit 8.1 are its subsidiaries. Because the Company does not use any VIE or similar structure “that results in any additional foreign entities being consolidated in the financial statements” of the Company, the Company respectfully submits that the relevant disclosures regarding consolidated foreign operating entities are not applicable.

4.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully confirms that the articles of the Company and all of its subsidiaries (including foreign operating entities) do not contain wording from any charter of the Communist Party of China.

*    *     *

Very truly yours,

/s/ Dr. Feridun Hamdullahpur
Dr. Feridun Hamdullahpur
Chairman

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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